Courtside Group, Inc.

335 North Maple Drive, Suite 127

Beverly Hills, CA 90210

December 28, 2022

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley

Re:	Courtside Group, Inc. Registration Statement on Form S-1 (File No. 333-269028)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-269028) filed by Courtside Group, Inc. on December 27, 2022 (the “Registration Statement”):

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Sasha Ablovatskiy, Esq. at (212) 335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at (212) 335-0465 or js@foleyshechter.com.

Kind regards,

/s/ Aaron Sullivan
Aaron Sullivan
Interim Chief Financial Officer
Courtside Group, Inc.